UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2018

TIM S.p.A.

A company directed and coordinated by Vivendi S.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F   ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TIM - Board of Directors by a majority vote considers unlawful the decision to supplement the agenda of the shareholders’ meeting of 24 April taken by the Board of Statutory Auditors.

The Company acts to protect shareholders.

Call notice for the Shareholders’ meeting on 4 May remains valid and effective.

Milan, 9 April 2018

The Board of Directors of TIM met today to assess the Board of Statutory Auditors’ decision to supplement the agenda of the Shareholders’ Meeting due to be held on 24 April, thereby granting the request made by the shareholders Elliott International LP, Elliott Associates LP and The Liverpool Limited Partnership on 23 March 2018 (that issued a previous request, albeit with a different tone, on 14 March 2018).

The Board, also supported by its legal advisors and having received three pro veritate opinions provided by some of the most authoritative legal experts (Piergaetano Marchetti, Giuseppe Portale, Roberto Sacchi), concluded that:

•	the Board of Statutory Auditors’ decision was not compliant with the correct application of the rules governing the powers of the control body. The Board of Statutory Auditors, in fact, can only intervene in a situation of “inertia” (inactivity) of the administrative body in granting the supplementation request made by the shareholders and not in a situation where there is a justified decision which the Board of Statutory Auditors does not agree with, as was the case in this situation;

•	the Board of Statutory Auditors made its decision on the basis of a note it received in an unorthodox manner from the legal consultants of the Elliott funds on 24 March 2018, which was after the time period prescribed by law. Moreover, the note was not even shared with the Board of Directors until after the decision had already been made. The Board of Directors was not asked to make any comment, which might have prevented a decision being made (that of supplementing the Agenda of the Shareholders’ Meeting) that is contradictory, unlawful and detrimental to the interests of TIM’s shareholders.

•	the supplement to the Agenda, to which the Board of Statutory Auditors has given its resolution, goes against article 9.10 of TIM’s Bylaws, which provides that “if a majority of the seats on the Board of Directors should become vacant for any cause or reason, the remaining Directors shall be deemed to have resigned and they shall cease to hold office from the time the Board of Directors has been reconstituted by persons appointed by the Shareholders’ Meeting”. It also goes against article 2386, subsection four, of the Italian Civil Code, which states that “if specific provisions of the Bylaws require that after some directors cease to hold office the entire Board should be divested of office, the Shareholders’ meeting to appoint the new Board shall be called as a matter of urgency by the directors who have remained in office”;

•	the Board of Directors confirms that the call for the TIM shareholders’ meeting on 4 May 2018 is legitimate, in order to proceed with the entire renewal of the Board, in compliance with the binding market rules regulating the vote of the slates, on which the Board of Statutory Auditors did not express an opinion.

The Board of Directors, after much discussion, has therefore decided by majority vote and with the contrary vote from Directors Borsani, Calvosa, Cornelli, Frigerio and Vivarelli:

1.	to formally dissociate from the Board of Statutory Auditors’ decision, which it considers erroneous and particularly serious;

2.	to confirm that the request to supplement the Agenda of the Shareholders’ Meeting of 24 April 2018 submitted by the Elliott funds has been superseded, in view of the resignations of eight Directors (all of which shall come into effect before the start of the Shareholders’ meeting); and to confirm the validity of the call notice for the TIM Shareholders’ meeting on 4 May 2018 in order to proceed with the full renewal of the Board of Directors;

3.	to take every legal action to protect the rights and interests of all shareholders and of the Company;

4.	to set out in full the reasons for its decisions by publishing the relevant documents (opinions and accompanying preparatory note on the discussion, along with the documentation that will be made available by the Board of Statutory Auditors) on its website, to allow all TIM shareholders to have full knowledge of the Board of Directors’ positions so that they can make informed decisions;

5.	to send all the documents mentioned to Consob for consideration of those matters which are within its remit.

This press release has not been approved by Directors Borsani, Calvosa, Cornelli, Frigerio and Vivarelli.

In rejecting the arguments brought by the Board of Directors to support its deliberation today, the Board of Statutory Auditors has confirmed the full legitimacy of its own determinations and has announced it will issue a separate press release.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investor_relations

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the twelve months ended December 31, 2017 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2018-2020 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2018

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager